Exhibit 99.1

Johannesburg, 9 May 2019: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to present an operating update for the quarter ended 31 March 2019. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 31 MARCH 2019

•	Maintained solid H2 2018 safety performance - numerous historic safety milestones achieved
•	The transition to a Toll processing arrangement at Rustenburg adds both strategic and commercial value – direct access to end users and margin enhancing relative to the PoC arrangement
•	The improved financial performance from the combined PGM operations more than offset strike related losses at SA gold operations

−    Adjusted EBITDA of R1,819 million (excl. Rustenburg) from the combined PGM operations resulted in positive Group adjusted EBITDA of R176 million

−    Including Rustenburg, pro-forma adjusted EBITDA from the combined PGM operations would have been R2,574 million

•	Strike at SA gold operations brought to a successful conclusion post quarter end
•	Section 189 restructuring process at SA gold operations well advance and expected conclusion by mid May 2019
•	Five year wage agreement reached for the Stillwater mine and Columbus metallurgical complex post quarter end
•	Strategic balance sheet management through equity placing and gold prepayment

−    Appropriately positioned with R10 billion available facilities and reduced leverage

−    Net debt: adjusted EBITDA at 3.0x at 31 March 2019- reduced to 2.54x on a pro-forma basis (excl. Rustenburg)

US Dollar						SA Rand
Quarter ended						Quarter ended
Mar 2018	Dec 2018	Mar 2019		KEY STATISTICS		Mar 2019	Dec 2018	Mar 2018
				SOUTHERN AFRICA (SA) OPERATIONS
				PGM operations
286,194	301,279	263,508	oz	4E PGM[1] production	kg	8,196	9,371	8,902
1,073	1,078	1,221	US$/4Eoz	Average basket price	R/4Eoz	17,104	15,427	12,839
21.6	82.9	25.2	US$m	Adjusted EBITDA[2]	Rm	353.0	1,185.8	258.3
9	27	21%		Adjusted EBITDA margin[2]	%	21	27	9
851	739	909	US$/4Eoz	All-in sustaining cost[3]	R/4Eoz	12,741	10,576	10,186
				Gold operations[4]
291,500	270,025	143,278	oz	Gold production	kg	4,456	8,399	9,068
1,320	1,221	1,306	US$/oz	Average gold price	R/kg	588,040	561,788	507,719
31.3	7.1	(115.0)	US$m	Adjusted EBITDA[2]	Rm	(1,611.4)	101.4	374.2
8	2	(63)%		Adjusted EBITDA margin[2]	%	(63)	2	8
1,336	1,328	2,030	US$/oz	All-in sustaining cost[3]	R/kg	914,590	610,883	513,829
		Jan 1900		UNITED STATES (US) OPERATIONS
				PGM operations[5]
148,549	159,471	130,899	oz	2E PGM[1] production	kg	4,071	4,960	4,620
191,404	181,761	201,289	oz	PGM recycling[5]	kg	6,261	5,653	5,953
1,027	1,076	1,305	US$/2Eoz	Average basket price	R/2Eoz	18,283	15,394	12,289
78.8	110.4	104.6	US$m	Adjusted EBITDA[2]	Rm	1,465.9	1,578.9	942.4
26	31	27%		Adjusted EBITDA margin[2]	%	27	31	26
632	642	833	US$/2Eoz	All-in sustaining cost[3]	R/2Eoz	11,671	9,180	7,559
				GROUP
131.7	198.5	12.5	US$m	Adjusted EBITDA[2]	Rm	175.8	2,839.5	1,574.9
11.96	14.31	14.01	R/US$	Average exchange rate
[1]

The Platinum Group Metals (PGM) production from the SA operations (including attributable production from Mimosa) is primarily platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au). The US operations primrily produce palladium and platinum, referred to as 2E (2PGM)

[2]

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for, other measures of financial performance and liquidity

[3]	See “salient features and cost benchmarks for the quarters” for the definition of All-in sustaining cost
[4]	The SA gold operations’ results for the quarters ended 31 March 2019 and 31 December 2018 include DRDGOLD Limited (DRDGOLD)
[5]

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

Stock data for the quarter ended 31 March 2019		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R9.66 to R17.51
- at 31 March 2019	2,271,760,491	Average daily volume	12,980,355
- weighted average	2,266,384,087	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	80%	Price range per ADR	US$2.73 to US$4.83
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	4,583,116

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       1

OVERVIEW AND UPDATE FOR THE QUARTER ENDED 31 MARCH 2019

Q1 2019 was an important period for Sibanye-Stillwater, with the Group successfully navigating complex operational and financial challenges and achieving some significant milestones which, we believe, have positioned us to sustainably benefit from higher prevailing precious metal prices and to better withstand any challenges that may occur during the year.

The notable improvement in safety across during H2 2018 was maintained in Q1 2019, with the Group achieving improvements in most safety measures across the operations and achieving a record seven million fatality free shifts on 7 March 2019. This was sadly curtailed by a fatal fall of ground incident at the SA PGM operations on 20 March 2019. The SA gold operations recorded a second successive quarter without any fatalities and continued to improve on other safety measures. Safe production continues to be the highest priority across the Group and we remain focused on maintaining and improving on our safe production performance at all of our operations.

The Association of Mineworkers and Construction Union (AMCU) strike which began at the SA gold operations on 21 November 2018 continued throughout Q1 2019, concluding after almost five months on 17 April 2019. The operational and financial impact of this extended strike at the SA gold operations, was mitigated by another solid operational performance from the SA PGM operations enhanced by significantly higher palladium and rhodium prices, which, combined with a 17% depreciation in the average rand:dollar exchange rate, boosted earnings and cash flow from both the SA and US PGM operations. A slower than anticipated start to the year at the US PGM underground operations and temporary flexibility constraints resulted in lower than anticipated mined underground production which resulted in elevated unit costs for this reporting period. The commissioning of the second electric furnace (EF2), enabled an increase in recycling processing volumes and a reduction in metal inventory, resulting in higher sales volumes .

Average unit commodity prices were higher across the Group operations for Q1 2019 relative to Q1 2018. The 27% increase in the average 2E PGM basket price to US$1,305/oz in Q1 2019, resulted in adjusted EBITDA from the US PGM operations increasing by 33% to US$105 million. In rand terms, this amounted to R1,466 million, a 56% year-on-year increase.

The gearing of the SA PGM operations to the higher rand PGM basket price was similarly evident, with the 33% higher average 4E basket price of R17,104/oz significantly boosting earnings and cash flow. Reported adjusted EBITDA of R353 million from the SA PGM operations was 38% higher than for Q1 2018. This result was achieved despite the change in the contractual processing arrangement with Anglo American Platinum from a Purchase of Concentrate (PoC) to Toll processing arrangement (discussed in more detail in the operations section below). From an accounting perspective this contractual change resulted in zero revenue recognition of 4E production from the Rustenburg operations.  Cash flow due to the contractual change was not affected and on a normalised basis, the pro-forma adjusted EBITDA (including Rustenburg), would have been R1,108 million (US$79 million), which is a 330% increase relative to Q1 2018. Attributable adjusted EBITDA from Mimosa, of approximately R198 million (US$14 million) generated during Q1 2019 is equity accounted and also excluded from Group adjusted EBITDA.

The combined adjusted EBITDA from the PGM operations (US and SA) of R1,819 million (US$130 million)  for Q1 2019, more than offset the R1,661 million adjusted EBITDA loss from the SA gold operations due to the strike action, resulting in Group adjusted EBITDA of R176 million for Q1 2019. Including the deferred adjusted EBITDA from the Rustenburg operations, normalised adjusted EBITDA from the combined PGM operations would have been 131% higher at R2,574 million (US$184 million) with normalised Group adjusted EBITDA higher at R931 million (US$66 million).  We remain focused on deleveraging the Group balance sheet with net debt to adjusted EBITDA at the end of Q1 2019 of 3.00x, was below the Group’s 3.5x covenant ceiling for 2019. Following the 5% share placing of approximately R1,700 million (US$120 million) and gold prepayment (announced on 10 and 11 April 2019) of approximately R1,750 million (US$125 million), pro-forma net debt to adjusted EBITDA would be approximately 2.54x.

Whilst the strike action and the gradual build-up post the strike will continue to negatively impact the SA gold operations during Q2 2019, unit revenues for both the gold and PGM operations are expected to exceed those in the comparative period in 2018 and further deleveraging is anticipated during the course of the year.

Industrial relations

SA gold operations

On 17 April 2019, the five month long strike, which was called by AMCU at our SA gold operations on 21 November 2018, was resolved. Our ongoing attempts to end the strike both through legal means and through ongoing engagement with AMCU, were frustrated by ongoing legal challenges and significant intimidation and violence at the operations and in surrounding communities. Despite these vexing actions, we remained resolute and committed to honouring the collective agreement we had reached with the National Union of Mineworkers (the NUM), Solidarity and UASA in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021. It was therefore pleasing to ultimately resolve the strike in a sustainable manner which did not undermine our values and other stakeholders.

Under the terms of the agreement reached with AMCU, its members will be subject to the same conditions of the original collective wage agreement reached with the other three unions on 15 November 2018. Furthermore, the union committed to concluding a peace pact with the company and the other unions within 30 days as well as engaging in future on a constructive basis across the entire South African segment.  .

In recognition of the difficulties experienced by employees during the strike, the Group has agreed to an ex-gratia ‘return to work’ payment of R4,000 for all employees (not just AMCU members) at the SA gold operations. In addition the Company has offered a cash advance to AMCU members up to a maximum of R5,000 which will be repayable over a 12- month period. Debt consolidation and counselling as part of the existing ‘Care for iMali’ program will also be freely available. Furthermore, the Company waived its rights to reclaim costs incurred on behalf of employees during the strike, including contributions made to medical aid and pension/provident funds, accommodation and meal costs.

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       2

SA PGM operations

The PGM sector wage negotiations will commence in the next few months at the Rustenburg operations, with the three year Kroondal wage agreement up for renewal only in July 2020.

US PGM operations

Wage negotiations with the United Steelworkers Union at the Stillwater mine and Columbus metallurgical complex were successfully concluded during April 2019. The new five-year agreement is on similar terms to the previous agreement with minor revisions, and pay increases broadly in line with other industrial and mining operations. The four-year contract for East Boulder mine, which was agreed in December 2015, remains in place until December 2020.

Safe PRODUCTION

It is extremely pleasing to note that there have been no fatalities at the SA gold operations since August 2018, with a significant milestone of four million fatality free shifts achieved on 8 April 2019. This is a record for these operations.

A safe build up to normalised production levels following the extended strike will be the primary focus for the SA gold operations during Q2 2019. Ensuring that the work places, many of which have been dormant for almost five months, are safe and conducive to mining and re-integrating the teams will require a measured and gradual approach, with normalised production rates expected to be achieved during Q3 2019.

The Total Reportable Injury Frequency Rate (TRIFR) (measured per million hours) for the US PGM operations of 16.0 for Q1 2019 improved from 17.8 for Q1 2018. There was a notable improvement in the safety performance during the quarter, which started poorly with 60% of the reportable injuries occurring in January 2019.

A fall of ground incident at the SA PGM operations on 20 March 2019 tragically claimed the life of Madodana Manzenze, a rock drill operator at Thembelani shaft in Rustenburg. The Board and management of Sibanye-Stillwater extend their sincere condolences to the family and friends of Mr Manzenze. Prior to this incident, the SA PGM operations achieved 4.4 million fatality free shifts over a six month period.

OPERATING REVIEW

US PGM operations

Mined PGM production from the underground operations of 130,899 2Eoz for Q1 2019, was 12% lower than the comparable period in 2018 primarily due to flexibility constraints caused by sequencing challenges at both the Stillwater and East Boulder mines. This temporarily restricted access to higher grade production stopes. Whilst total operating costs and capital expenditure were in line with expectations, lower production resulted in elevated All-in Sustaining Cost (AISC) per unit for the quarter.  Production is expected to ramp up over the balance of the year and annual production and cost guidance remains unchanged.

Following the re-commissioning of EF2 in February 2019, the Columbus Metallurgical Complex, increased throughput of mined and recycled material resulting in a record throughput for the quarter. During the period the recycling operation fed an average of 25.6 tonnes of material per day (tpd), enabling a  reduction in metal inventory of approximately 32,000oz during the quarter.

Tax changes

The US PGM operations renegotiated its refining and certain sales agreements during Q1 2019,  resulting in the reversal of the Group deferred tax charge of R1,545 million (US$108 million), recognised in December 2018. The 2019 effective combined federal and state cash tax rate for the US operations/segment are expected to be between 5 and 10%. The change of tax is a result of sales moving to a different tax jurisdiction.

SA PGM operations

The financial implications of the transition from a PoC to a Toll processing arrangement with Anglo American Platinum effective from 1 January 2019 were discussed in detail in the operating and financial results for the six-months and year-ended 31 December 2018, which were released on 21 February 2019.

In terms of the Toll arrangement, Sibanye-Stillwater pays an agreed toll fee to Anglo American Platinum to smelt and refine concentrate from the Rustenburg operations, but retains ownership of the refined metal produced. From a financial reporting perspective, Sibanye-Stillwater will receive and recognise all the recovered metal at the full average 4E PGM basket price once sold and no longer reflect a discount in its revenue, though costs and unit costs will be higher than under the PoC arrangement, reflecting the additional tolling costs.

At the current spot 4E PGM basket price, the net financial impact of this contractual change is positive, with the increased revenue more than offsetting the additional toll cost and as a result is beneficial both commercially and strategically. The change in the arrangement however results in a delay in the recognition of 4E PGM revenue, due to the point of sale being extended to the end of the processing pipeline, which resulted in no 4E PGM revenue or adjusted EBITDA being recognised from the Rustenburg operations in Q1 2019 (as discussed in the introduction).

Attributable 4E PGM production from the SA PGM operations (including Mimosa) of 263,508 4Eoz and AISC (excluding Mimosa) of R12,741/4Eoz (US$909/4Eoz) are in line with annual guidance. Production guidance for 2019 was lower relative to 2018 due to a reduction in lower grade surface material processed, which is uneconomical under the toll arrangement. In order to further optimise margins by managing tolling costs and revenue, a revised mass pull strategy was implemented at Rustenburg to reduce the volume of underground concentrate sent for processing  (causing a slight decline in recoveries), with processing of lower grade surface

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       3

material also significantly reduced. Kroondal continued its strong performance, with production marginally higher and AISC 4% higher at R10,916/4Eoz, reflecting a real reduction in unit costs.

Q1 2019 chrome sales of 199,343 tonnes were significantly higher than the 94,140 tonnes in Q1 2018 due to a greater availability of cargo vessels relative to early 2018. Chrome revenue of R304 million for Q1 2019 was therefore higher than the Q1 2018 chrome revenue of R117 million despite lower chrome prices in Q1 2019.

SA gold operations

Total gold production from the SA gold operations for Q1 2019 of 4,456 kg (143,278oz), includes 1,130kg (36,330oz) of production from DRDGOLD. Like-for-like, production from the SA gold operations, excluding DRDGOLD, declined 63% to 3,326kg (106,948oz) for Q1 2019 quarter compared with Q1 2018, reflecting the impact of the AMCU industrial action.

Implementation of strike mitigation plans at the SA gold operations and the “no work no pay principle”, resulted in a significant reduction in operating costs in absolute terms during the quarter. Unit costs were however negatively affected by the lower production volumes, resulting in AISC (excluding DRDGOLD) of R1,002,350/kg (US$2,225/oz), significantly higher than expected ASIC of around R550,000/kg, at more normalized production levels.

Striking employees began to report for work at the SA gold operations from 24 April 2019, following the conclusion of the five month AMCU industrial action on 17 April 2019. As a result of the extended period that large sections of the SA gold operations stood dormant during the strike and in order to ensure the safety of employees, the buildup in production will be measured and gradual, with normalised production rates only anticipated during Q3 2019. A full review of all the workplaces is currently underway and following any necessary re-planning, production guidance will be provided to the market.

Section 189 consultations

On 14 February 2019 notice was given to relevant stakeholders regarding the possible restructuring of the SA gold operations, in terms of Section 189A (Section 189A) of the Labour Relations Act, 66 of 1995 (LRA and associated services) (S189).

Despite an attempt by AMCU to interdict the S189 process, consultations proceeded and the process is expected to be concluded in mid May 2019. Subject to the outcome of the S189 process, approximately 5,870 employees and 800 contractors may be directly impacted. The outcome of the S189 consultation process will be communicated to all stakeholders once concluded.

CORPORATE ACTION

The proposed Lonmin acquisition

On 25 April 2019, it was announced that the Boards of Sibanye-Stillwater and Lonmin had reached agreement on the terms of an increased recommended all-share offer to be made by Sibanye-Stillwater for the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders will be entitled to receive one new Sibanye-Stillwater share for each Lonmin share that they hold (the  Revised Exchange Ratio), reflecting a an additional 0.033 new Sibanye-Stillwater shares per Lonmin share held relative to the Exchange Ratio of 0.967 new Sibanye-Stillwater shares for each Lonmin share held, as announced on 14 December 2017. The Increased Offer for Lonmin reflects the recent recovery in the PGM pricing environment, balanced against the fact that Lonmin continues to be financially constrained and unable to fund the significant investment required to sustain its business and associated employment. The Increased Offer is proposed to be effected by means of a UK scheme of arrangement (the Scheme) and remains subject to a number of conditions, including the relevant approvals of Lonmin shareholders and Sibanye-Stillwater shareholders and of the High Court of Justice of England & Wales.

On 25 April, Sibanye-Stillwater advised that a circular (Circular) containing, inter alia, an ordinary resolution regarding the issuance and allotment of shares as the consideration payable by Sibanye-Stillwater to Lonmin shareholders in respect of the Increased Offer (Ordinary Resolution), a notice convening the general meeting (General Meeting) and a form of proxy, had been posted to Sibanye-Stillwater Shareholders.

The Circular is available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Sibanye-Stillwater’s website at www.sibanyestillwater.com/investors/transactions/lonmin.

The outcome from the Competition Appeal Court of South Africa, which was heard on 2 April 2019, is expected to be provided in due course.

The General Meeting of Shareholders will be held at the Sibanye-Stillwater Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on Tuesday, 28 May 2019 at 08:30 a.m. (South African time), immediately before the Sibanye-Stillwater annual general meeting, to consider and, if deemed fit, pass, with or without amendment, the Ordinary Resolution set out in the Circular. Sibanye-Stillwater also notes that a circular in relation to the Increased Offer and the Scheme (the Lonmin Scheme Circular) was published by Lonmin on 25 April 2019 and is available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Lonmin’s website at www.lonmin.com/investors/sibanyestillwater-offer and on Sibanye-Stillwater’s website at the address noted above.

Share placing and gold prepayment

On 9 April 2019 the Group announced that it would be raising equity capital through a non pre-emptive cash placing of new Sibanye-Stillwater shares through an accelerated book build process with new and existing institutional investors. On 15 April 2019, Sibanye-Stillwater announced that a total of 108,932,356 new ordinary no par value shares, representing approximately 5% of Sibanye-Stillwater’s then in issue ordinary share capital, had been placed with new and existing institutional investors. The cash placing closed at a price of R15.50 per share to raise gross proceeds of approximately ZAR1,700 million (US$120 million). The new shares were admitted to listing on the Main Board of the Johannesburg Stock Exchange on 15 April 2019. On 11 April 2019, it was further announced that US$125 million (approximately R1,750 million) had been raised through a forward gold sale arrangement (gold

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       4

prepayment) in terms of which, 105,906oz (3,294kg) of gold would be delivered during Q4 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz.

The equity raise and the gold prepay significantly enhanced the Group balance sheet flexibility and liquidity position, providing the Company with approximately R10 billion (US$700 million) of undrawn available facilities.

OUTLOOK

Mined 2E PGM production guidance from the US PGM operations for 2019 of between 645,000oz and 675,000oz and AISC guidance of between US$690/2Eoz and US$730/2Eoz remains unchanged. Total capital expenditure for the year is guided at between US$235 million and US$245 million for the year. Approximately half of this anticipated spend is growth capital in nature, including expenditure on the Fill the mill project.

4E PGM production from the SA PGM operations for 2019 is unchanged at between 1,000,000oz and 1,100,000oz with AISC between R12,500/4Eoz and R13,200/4Eoz (US$922/4Eoz and US$974/4Eoz), reflecting the transition to the Toll processing arrangement. Capital expenditure is forecast at R1,400 million (US$103 million), which includes approximately R230 million (US$17 million) of project capital. The dollar costs are based on an average exchange rate of R13.55/US$.

Guidance for the SA gold operations will be provided once we have sufficient clarity of the production build up.

Precious metals prices remain significantly elevated and at current spot prices further deleveraging towards an anticipated target of 1.8x net debt to adjusted EBITDA is expected by year-end.

Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       5

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTERS ENDED 31 MARCH 2019, 31 DECEMBER 2018 AND 31 MARCH 2018

SA and US PGM operations

			GROUP	SA OPERATIONS								US OPERATIONS
			Total SA and US PGM operations	Total SA PGM			Kroondal	Plat Mile	Rustenburg		Mimosa	Total US PGM Stillwater
Attributable				Total	Under- ground	Surface	Attributable	Surface	Under- ground	Surface	Attributable	Under- ground[1]
Production
Tonnes milled/treated	000't	Mar 2019	6,047	5,725	2,883	2,842	877	1,820	1,667	1,022	339	322
		Dec 2018	7,001	6,639	3,147	3,492	1,030	2,077	1,764	1,415	353	362
		Mar 2018	6,128	5,803	2,890	2,913	874	1,678	1,678	1,235	338	325
Plant head grade	g/t	Mar 2019	2.67	2.05	3.19	0.89	2.48	0.72	3.49	1.21	3.56	13.76
		Dec 2018	2.68	2.02	3.26	0.90	2.53	0.65	3.62	1.27	3.59	14.81
		Mar 2018	2.80	2.09	3.30	0.89	2.47	0.58	3.68	1.31	3.56	15.52
Plant recoveries	%	Mar 2019	75.93	69.82	82.83	22.64	82.89	11.65	84.32	34.24	75.53	91.80
		Dec 2018	76.38	69.92	83.91	24.38	83.24	11.53	85.50	34.05	77.27	91.89
		Mar 2018	78.74	73.51	84.94	31.41	81.92	11.94	87.32	43.09	78.15	91.38
Yield	g/t	Mar 2019	2.03	1.43	2.64	0.20	2.05	0.08	2.95	0.41	2.69	12.64
		Dec 2018	2.05	1.41	2.73	0.22	2.10	0.08	3.09	0.43	2.77	13.70
		Mar 2018	2.21	1.53	2.80	0.28	2.02	0.07	3.21	0.56	2.77	14.22
PGM production[2]	4Eoz - 2Eoz	Mar 2019	394,407	263,508	245,041	18,467	57,823	4,878	157,924	13,589	29,294	130,899
		Dec 2018	460,750	301,279	276,590	24,690	69,666	5,009	175,473	19,681	31,451	159,471
		Mar 2018	434,743	286,194	260,069	26,125	56,764	3,723	173,176	22,402	30,129	148,549
PGM sold	4Eoz - 2Eoz	Mar 2019	219,449	91,995	87,117	4,878	57,823	4,878	-	-	29,294	127,454
		Dec 2018	516,279	301,279	276,590	24,690	69,666	5,009	175,473	19,681	31,451	215,000
		Mar 2018	420,856	286,194	260,069	26,125	56,764	3,723	173,176	22,402	30,129	134,662
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Mar 2019	17,281	17,104	16,874	14,943	17,182	16,182	16,761	14,498	16,453	18,283
		Dec 2018	15,415	15,427	15,536	14,348	15,901	14,440	15,391	14,324	15,053	15,394
		Mar 2018	12,637	12,839	12,871	12,643	12,955	12,962	12,830	12,590	12,655	12,289
	US$/4Eoz - US$/2Eoz	Mar 2019	1,234	1,221	1,204	1,067	1,226	1,155	1,196	1,035	1,174	1,305
		Dec 2018	1,077	1,078	1,086	1,003	1,111	1,009	1,076	1,001	1,052	1,076
		Mar 2018	1,058	1,073	1,076	1,057	1,083	1,083	1,073	1,053	1,058	1,027
Operating cost[5]	R/t	Mar 2019	777	580	1,095	119	748	26	1,278	284	978	4,080
		Dec 2018	753	484	998	72	717	22	1,163	144	927	3,443
		Mar 2018	626	502	994	72	714	18	1,140	145	769	2,708
	US$/t	Mar 2019	55	41	78	8	53	2	91	20	70	291
		Dec 2018	53	34	70	5	50	2	81	10	65	241
		Mar 2018	52	42	83	6	60	2	95	12	64	226
	R/4Eoz - R/2Eoz	Mar 2019	12,153	13,335	12,909	18,309	11,335	9,717	13,485	21,394	11,320	10,038
		Dec 2018	11,658	11,265	11,377	10,154	10,595	9,263	11,687	10,381	10,410	7,816
		Mar 2018	6,785	10,722	11,032	7,996	10,986	8,165	11,044	7,968	8,620	5,921
	US$/4Eoz - US$/2Eoz	Mar 2019	867	952	921	1,307	809	694	963	1,527	808	716
		Dec 2018	815	787	795	710	741	647	817	726	728	546
		Mar 2018	567	896	922	669	919	683	923	666	721	495
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Mar 2019	12,358	12,741			10,916	9,779	13,441		11,857	11,671
		Dec 2018	10,058	10,576			8,997	9,423	11,170		10,582	9,180
		Mar 2018	9,310	10,186			10,477	10,341	9,990		8,706	7,559
	US$/4Eoz - US$/2Eoz	Mar 2019	882	909			779	698	959		846	833
		Dec 2018	703	739			629	659	781		740	642
		Mar 2018	778	852			876	864	835		728	632
All-in cost[6]	R/4Eoz - R/2Eoz	Mar 2019	13,479	12,751			10,916	10,250	13,441		11,857	14,781
		Dec 2018	11,326	10,596			8,997	10,501	11,170		10,582	12,560
		Mar 2018	10,152	10,186			10,477	10,341	9,990		8,706	9,695
	US$/4Eoz - US$/2Eoz	Mar 2019	962	910			779	732	959		846	1,054
		Dec 2018	792	741			629	734	781		740	878
		Mar 2018	849	852			876	864	835		728	811
Capital expenditure
Ore reserve development	Rm	Mar 2019	432.9	120.6			-	-	120.6		-	312.3
		Dec 2018	425.9	119.9			-	-	119.9		-	306.0
		Mar 2018	327.8	110.4			-	-	110.4		-	217.4
Sustaining capital		Mar 2019	85.0	56.0			25.2	3.5	27.3		72.5	29.0
		Dec 2018	283.5	219.3			59.6	3.4	156.3		56.0	64.2
		Mar 2018	98.6	77.1			20.9	10.2	46.0		72.3	21.5
Corporate and projects[7]		Mar 2019	409.4	2.3			-	2.3	-		-	407.1
		Dec 2018	544.4	5.4			-	5.4	-		-	539.0
		Mar 2018	335.9	-			-	-	-		-	335.9
Total capital expenditure	Rm	Mar 2019	927.3	178.9			25.2	5.8	147.9		72.5	748.4
		Dec 2018	1,253.8	344.6			59.6	8.8	276.2		56.0	909.2
		Mar 2018	762.2	187.4			20.9	10.2	156.3		72.3	574.8
	US$m	Mar 2019	66.2	12.8			1.8	0.4	10.6		5.2	53.4
		Dec 2018	87.6	24.1			4.2	0.6	19.3		3.9	63.6
		Mar 2018	64.0	16.0			2.0	1.0	13.0		6.0	48.0

Average exchange rates for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018 were R14.01/US,  R14.31/US$ and R11.96/US$, respectively

Figures may not add as they are rounded independently

[1]

The US PGM operations’ underground production is converted to metric tonnes and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the underground statistics shown and is detailed in the PGM recycling table below

[2]	Production per product – see prill split in the table below
[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       6

[5]

Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the PGM produced in the same period

[6]

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total 4E/2E PGM produced in the same period

The US operations All-in cost, excluding the corporate project expenditure (on the Altar and Marathon projects), for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018 was US$1,053/2Eoz, US$876/2Eoz and US$811/2Eoz, respectively

[7]

The US operations corporate expenditure for the quarter ended 31 March 2019 includes R1.6 million (US$0.1 million) related to the Marathon project,  and quarters ended 31 December 2018 and 31 March 2018 R4.2 million (US$0.3 million) and R16.5 million (US$1.4 million), respectively, related to the Altar and Marathon projects

Mining – Prill split excuding recycling operations

	GROUP						SA OPERATIONS						US OPERATIONS
	Mar 2019		Dec 2018		Mar 2018		Mar 2019		Dec 2018		Mar 2018		Mar 2019		Dec 2018		Mar 2018
	4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%			2Eoz	%	2Eoz	%	2Eoz	%
Platinum	182,573	46%	212,055	46%	199,629	46%	153,109	58%	175,975	58%	166,440	58%	29,464	23%	36,080	23%	33,189	22%
Palladium	183,665	47%	216,516	47%	204,269	47%	82,231	31%	93,125	31%	88,909	31%	101,435	77%	123,391	77%	115,360	78%
Rhodium	22,533	6%	25,524	6%	24,156	6%	22,533	9%	25,524	9%	24,156	9%
Gold	5,634	1%	6,655	1%	6,690	2%	5,634	2%	6,655	2%	6,690	2%
PGM production	394,407	100%	460,750	100%	434,743	100%	263,508	100%	301,279	100%	286,194	100%	130,899	100%	159,471	100%	148,549	100%
Ruthenium	35,604		40,098		37,964		35,604		40,098		37,964
Iridium	8,169		9,158		7,249		8,169		9,158		7,249
Total	438,180		510,006		479,956		307,281		350,535		331,407		130,899		159,471		148,549

Recycling operation

	Unit	Mar 2019	Dec 2018	Mar 2018
Average catalyst fed/day	Tonne	25.6	22.1	25.8
Total processed	Tonne	2,303	2,032	2,323
Tolled	Tonne	581	280	365
Purchased	Tonne	1,722	1,752	1,958
PGM fed	3Eoz	201,289	181,761	191,404
PGM sold	3Eoz	183,795	110,476	155,455
PGM tolled returned	3Eoz	15,761	35,441	38,260

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       7

SA gold operations

			SA OPERATIONS
			Total SA gold[1]			Driefontein		Kloof		Beatrix		Cooke		DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface
Production
Tonnes milled/treated	000't	Mar 2019	9,329	411	8,918	30	8	190	1,627	174	456	17	1,153	5,674
		Dec 2018	9,634	1,138	8,496	282	126	393	1,151	421	292	42	1,172	5,755
		Mar 2018	4,283	1,525	2,758	500	815	478	1,075	547	173	-	695
Yield	g/t	Mar 2019	0.48	5.29	0.26	3.01	0.38	7.95	0.37	3.26	0.50	0.35	0.28	0.20
		Dec 2018	0.87	5.37	0.27	5.11	0.56	7.19	0.50	4.26	0.37	1.05	0.36	0.19
		Mar 2018	2.12	5.25	0.39	5.67	0.29	6.95	0.49	3.37	0.37	-	0.35
Gold produced	kg	Mar 2019	4,456	2,174	2,282	90	3	1,510	600	567	227	6	323	1,130
		Dec 2018	8,399	6,106	2,293	1,441	70	2,827	576	1,794	108	44	428	1,111
		Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240
	oz	Mar 2019	143,278	69,896	73,382	2,905	96	48,558	19,278	18,240	7,295	193	10,383	36,330
		Dec 2018	270,025	196,313	73,712	46,329	2,251	90,891	18,522	57,678	3,472	1,415	13,748	35,719
		Mar 2018	291,543	257,270	34,273	91,083	7,652	106,837	16,847	59,350	2,058	-	7,716
Gold sold	kg	Mar 2019	4,373	2,130	2,243	88	3	1,482	585	554	195	6	341	1,119
		Dec 2018	8,288	6,099	2,189	1,441	70	2,820	494	1,794	108	44	380	1,137
		Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240	-
	oz	Mar 2019	140,593	68,480	72,113	2,829	96	47,647	18,808	17,811	6,269	193	10,963	35,977
		Dec 2018	266,464	196,087	70,377	46,329	2,251	90,665	15,882	57,678	3,472	1,415	12,217	36,555
		Mar 2018	291,543	257,270	34,273	91,083	7,652	106,837	16,847	59,350	2,058	-	7,716
Price and costs
Gold price received	R/kg	Mar 2019	588,040			582,418		571,505		572,630		593,372		588,114
		Dec 2018	561,788			557,909		560,260		563,197		564,623		564,820
		Mar 2018	507,719			511,918		511,152		510,157		529,583
	US$/oz	Mar 2019	1,306			1,293		1,269		1,271		1,317		1,306
		Dec 2018	1,221			1,213		1,218		1,224		1,228		1,228
		Mar 2018	1,320			1,331		1,329		1,326		1,377
Operating cost[2]	R/t	Mar 2019	421	6,883	123	27,157	1,138	6,649	176	4,301	154	159	121	104
		Dec 2018	461	3,001	160	4,303	148	3,331	174	2,103	100	186	229	107
		Mar 2018	934	2,314	182	2,661	208	2,668	182	1,680	97	-	172
	US$/t	Mar 2019	30	491	9	1,938	81	475	13	307	11	11	9	7
		Dec 2018	32	210	11	301	10	233	12	147	7	13	16	7
		Mar 2018	78	193	15	222	17	223	15	140	8	-	14
	R/kg	Mar 2019	881,009	1,301,321	480,665	9,016,257	3,033,333	836,440	477,476	1,319,155	309,835	450,000	431,949	523,009
		Dec 2018	539,451	558,382	489,033	842,054	267,143	460,835	347,688	493,590	269,444	177,273	606,177	552,565
		Mar 2018	444,387	440,890	470,638	469,714	710,924	383,720	374,237	497,941	262,500	-	498,333
	US$/oz	Mar 2019	1,956	2,889	1,067	20,017	6,734	1,857	1,060	2,929	688	999	959	1,161
		Dec 2018	1,173	1,214	1,063	1,831	581	1,002	756	1,073	586	385	1,318	1,201
		Mar 2018	1,155	1,146	1,224	1,221	1,848	998	973	1,295	682	-	1,296
All-in sustaining cost[3]	R/kg	Mar 2019	914,590			9,242,857		761,877		1,104,806		444,669		546,023
		Dec 2018	610,883			989,014		526,433		537,066		406,132		569,217
		Mar 2018	513,829			565,093		447,777		557,958		560,417
	US$/oz	Mar 2019	2,030			20,520		1,691		2,453		987		1,212
		Dec 2018	1,328			2,150		1,144		1,168		883		1,238
		Mar 2018	1,336			1,469		1,165		1,451		1,457
All-in cost[3]	R/kg	Mar 2019	935,925			9,242,857		762,119		1,105,340		444,669		556,390
		Dec 2018	651,267			989,014		538,413		537,802		406,132		734,916
		Mar 2018	535,851			565,093		456,408		558,010		560,417
	US$/oz	Mar 2019	2,078			20,520		1,692		2,454		987		1,235
		Dec 2018	1,416			2,150		1,171		1,169		883		1,598
		Mar 2018	1,393			1,469		1,187		1,451		1,457
Capital expenditure
Ore reserve development	Rm	Mar 2019	28.8			1.4		25.3		2.1		-		-
		Dec 2018	432.0			165.7		199.1		67.2		-		-
		Mar 2018	498.2			198.8		194.1		105.3		-		-
Sustaining capital		Mar 2019	34.5			6.5		14.4		10.6		-		3.0
		Dec 2018	218.6			96.6		80.4		31.8		-		9.8
		Mar 2018	77.9			28.2		40.2		9.5		-
Corporate and projects[4]		Mar 2019	13.9			-		0.5		0.4		-		11.6
		Dec 2018	256.2			-		39.7		1.4		-		188.4
		Mar 2018	123.2			-		33.2		0.1		-
Total capital expenditure	Rm	Mar 2019	77.4			7.9		40.2		13.1		-		14.6
		Dec 2018	906.8			262.3		319.2		100.4		-		198.2
		Mar 2018	699.2			227.0		267.5		114.9		-
	US$m	Mar 2019	5.5			0.6		2.9		0.9		-		1.0
		Dec 2018	63.4			18.3		22.3		7.0		-		13.9
		Mar 2018	58.5			19.0		22.4		9.6		-

Average exchange rates for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018 were R14.01/US, R14.31/US$ and R11.96/US$, respectively

Figures may not add as they are rounded independently

[1]

The SA gold operations’ results for the quarters ended 31 March 2019 and 31 December 2018 include DRDGOLD. Gold produced and gold sold excludes 149kg (4,790oz) and 131kg (4,212oz), respectively from the Far West Gold Recoveries (FWGR) project which was capitalised in accordance with IFRS

[2]

Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period

[3]

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining costs and All-in costs, respectively, in a period by the total gold sold over the same period

[4]

Corporate project expenditure for the quarters ended 31 March 2019, 31 December 2018 and 31 March 2018 was R1.3 million (US$0.1 million), R26.7 million (US$1.9 million), and R89.8 million (US$7.5 million), respectively. The majority of this expenditure was on the Burnstone project

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       8

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations
Quarter ended		31 Mar 2019				31 Dec 2018				31 Mar 2018
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)			7	64	2	1,043	564	847	66	1,441	660	992
Advanced on reef	(m)			7			285		44	49	293	228	128
Channel width	(cm)			87			48	42	36	46	35	62	56
Average value	(g/t)			7.9			24.5	13.4	86.1	4.7	30.0	8.6	85.8
	(cm.g/t)			684			1,183	569	3,091	214	1,041	534	4,774

Quarter ended		31 Mar 2019					31 Dec 2018					31 Mar 2018
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		575	266		236		1,145	619		1,245		1,158	605	9	1,148
Advanced on reef	(m)		330	104		84		316	202		223		373	81	9	255
Channel width	(cm)		151	113		85		129	131		120		129	126	99	104
Average value	(g/t)		8.7	12.7		18.7		8.4	11.6		20.7		9.6	6.6	11.3	20.5
	(cm.g/t)		1,314	1,435		1,591		1,091	1,526		2,485		1,244	832	1,120	2,139

Quarter ended		31 Mar 2019		31 Dec 2018		31 Mar 2018
	Reef	Beatrix	Kalkoen- krans	Beatrix	Kalkoen- krans	Beatrix	Kalkoen- krans
Beatrix	Unit
Advanced	(m)	536		3,223	38	3,909	64
Advanced on reef	(m)	421		1,016	20	1,234	21
Channel width	(cm)	127		106	183	118	168
Average value	(g/t)	10.3		9.1	4.6	5.8	9.6
	(cm.g/t)	1,314		966	850	688	1,619

Quarter ended		31 Mar 2019	31 Dec 2018	31 Mar 2018
	Reef	Kimberley Reefs	Kimberley Reefs	Kimberley Reefs
Burnstone	Unit
Advanced	(m)			1,266
Advanced on reef	(m)			193
Channel width	(cm)			69
Average value	(g/t)			9.2
	(cm.g/t)			634

SA PGM operations
Quarter ended		31 Mar 2019					31 Dec 2018					31 Mar 2018
	Reef	Kopan- eng	Simunye	Bamban- ani	Kwezi	K6	Kopan- eng	Simunye	Bamban- ani	Kwezi	K6	Kopan- eng	Simunye	Bamban- ani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	556	386	520	734	577	651	598	707	662	592	428	481	578	609	802
Advanced on reef	(m)	556	368	484	554	577	651	598	707	662	592	409	362	402	535	657
Height	(cm)	238	219	209	241	240	247	219	224	240	241	236	229	217	245	246
Average value	(g/t)	2.0	2.7	2.7	2.0	2.5	1.8	2.2	2.1	2.1	2.3	2.2	2.2	2.0	2.2	2.2
	(cm.g/t)	469	594	563	479	587	455	486	478	501	546	520	494	429	543	536

Quarter ended		31 Mar 2019				31 Dec 2018				31 Mar 2018
	Reef	Bathopele	Thembe- lani	Khuseleka	Siphume- lele	Bathopele	Thembe- lani	Khuseleka	Siphume- lele	Bathopele	Thembe- lani	Khuseleka	Siphume- lele
Rustenburg	Unit
Advanced	(m)	245	1,401	2,355	849	943	2,017	2,617	1,177	302	1,466	2,190	1,057
Advanced on reef	(m)	245	433	751	455	943	679	912	668	302	502	596	340
Height	(cm)	221	281	288	289	216	287	285	282	209	281	288	296
Average value	(g/t)	1.3	2.4	2.4	3.0	2.8	2.4	2.3	3.1	2.7	2.1	2.1	3.1
	(cm.g/t)	293	676	704	879	596	692	647	872	559	582	614	932

US PGM operations

Quarter ended		31 Mar 2019		31 Dec 2018		31 Mar 2018
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	2,267	843	2,659	275	3,019	657
Secondary development	(m)	2,773	916	2,557	1,538	2,038	1,451

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019       9

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House, Ground Floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

CORPORATE SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email:

lerato.matlosa@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming[1]

Savannah Danson[1]

Barry Davison[1],2

Harry Kenyon-Slaney[1]

Richard Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

[2] Retiring on 28 May 2019

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email:

james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

Registration number 1995/011815/07

1  Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

107 Cheapside

Suite 31, Second Floor

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton 2146

Private Bag X14

Sandton 2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email:

shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email:

tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel: 0871 664 0300 (calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or +44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email:

ssd@capitaregistrars.com

FORWARD-LOOKING STATEMENTS

This announcement contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, our ability to obtain the benefits of any streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 9 April 2019 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2019